                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007



                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ) -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's poll results of the extraordinary general meeting held on August 10, 2007.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                           (PETROCHINA COMPANY LOGO)
                              (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (Stock Code: 857)

                                  POLL RESULTS
                      OF THE EXTRAORDINARY GENERAL MEETING
                         HELD ON FRIDAY, 10 AUGUST 2007



At the extraordinary general meeting of PetroChina Company Limited held today, the special resolutions to approve the proposed A Share Issue and authorize the Board and its attorney to deal with matters in relation to the proposed A Share Issue and the listing of A Shares as more particularly described in the Circular (as defined below) were duly passed.

Reference is made to the announcement of PetroChina Company Limited (the 'Company ') dated 19 June 2007, the shareholders' circular of the Company (the 'Circular ') and the notice (the 'Notice ') of the Extraordinary General Meeting (the 'EGM ') of the Company both dated 25 June 2007 relating to the proposed A Share Issue and the authorization of the Board and its attorney to deal with matters in relation to the proposed A Share Issue and the listing of A Shares as more particularly described in the Circular. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

POLL RESULTS OF EGM

The Board is pleased to announce that the EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of the Company.

At the EGM held today, voting of the proposed special resolutions in relation to the proposed A Share Issue and authorization of the Board and its attorney to deal with matters in relation to the proposed A Share Issue and the listing of A Shares as set out in the Notice of the EGM and contained in the Circular ("Special Resolutions ') were taken on a poll.

The following Special Resolutions were duly passed by the Shareholders at the EGM and the poll results are as follows:

                                                                         Number of votes cast and percentage of
                                                                               total number of votes cast
                                                                         --------------------------------------
                   Special Resolutions                                       For                 Against               Passing rate
------------------------------------------------------------------------------------------------------------------------------------
1.   'THAT conditional upon the obtaining of approvals from              166,238,545,610          433,962,387          99.74%
     the CSRC and other relevant regulatory authorities, the
     allotment and issue of A Shares by the Company in the
     PRC by way of public offering of new A Shares and the
     following terms and conditions of the A Share Issue be
     and are hereby approved:

     (1) Class of shares, nominal value and place of listing: The Shares to be issued shall be ordinary shares subscribed for in RMB (A Shares). The nominal value shall be RMB1.00 each. The place of listing shall be the Shanghai Stock Exchange. The
           A Shares under the A Share Issue shall be listed
           Domestic Shares and, except as otherwise provided for in the relevant laws, administrative regulations, departmental rules and other regulatory documents and the Articles, holders of such A Shares shall be entitled to the same rights as the existing Shareholders of Domestic Shares and H Shares in all respects.

     (2) Total number of shares to be issued: Not more than 4 billion A Shares (inclusive of the A Shares to be issued under the over- allotment option). The final number of A Shares to be issued shall be determined by the Board pursuant to the authorization granted under this resolution after taking into account the PRC's securities market conditions and the Company's business development needs.



                                                                         Number of votes cast and percentage of
                                                                               total number of votes cast
                                                                         --------------------------------------
                   Special Resolutions                                       For                 Against                Passing rate
------------------------------------------------------------------------------------------------------------------------------------
     (3)   Target subscribers: Individuals, entities and
           other institutions according to the PRC laws and
           regulations and other regulatory requirements that
           the Company is required to comply with.

     (4) Method of issue: The proposed A Share Issue shall be conducted via a combination of placement through offline offering to investors subject to market consultation and placement through online subscription at the issue price.

     (5) Basis for determining the issue price: The issue price for the A Share Issue will be determined based on the prevailing conditions of the PRC securities market at the time when the A Share
           Issue takes place by way of market consultation.

     (6) Over-allotment option: The over-allotment option to be granted to the sponsor(s) of the A Share
           Issue sha l not be more than 15% of the
           underwritten amount of A Shares of the A Share
           Issue.

     (7)   Use of proceeds: The net proceeds from the A Share
           Issue, after deducting related expenses, will be used for the exploration and development of the Company's domestic petroleum and gas resources;
           the construction of the Company's large-scale refinery, petrochemical and gas pipeline projects;
           and the acquisition of overseas petroleum and gas resources.



                                                                         Number of votes cast and percentage of
                                                                               total number of votes cast
                                                                         --------------------------------------
                   Special Resolutions                                          For                   Against          Passing rate
------------------------------------------------------------------------------------------------------------------------------------
     (8)   Distribution plan for the accumulated profit
           before the issue: The distributable profit of the
           Company before the A Share Issue shall be
           distributed to all new Shareholders under the A
           Share Issue and the existing Shareholders in
           proportion to their shareholding.

     (9) Validity period of this resolution: This resolution shall be effective for a period of 12 months from the date of the passing of this resolution."

------------------------------------------------------------------------------------------------------------------------------------

2.   'THAT the Board and its attorney shall be and are                  166,649,885,197         20,886,800            99.99%
     authorized to deal with matters in relation to the A
     Share Issue and the listing of A Shares including but
     not limited to the following:

     (1) to implement the proposals of the A Share Issue and the listing of A Shares in accordance with the laws and regulations of the PRC and relevant regulations prescribed by the securities regulatory department and this resolution;

     (2) to determine the number of A Shares to be issued, issue price, method of issue, target subscribers, number of A Shares and the percentage of A Shares to be issued to the targetsubscribers, size of the over- allotment option and placing ratio, commencement and completion timing of the issue, timing of the listing and other matters relating to the A Share Issue and the listing of A Shares in accordance with this resolution and with reference to the status of the approval by the CSRC and conditions of the PRC securities market;


                                                                         Number of votes cast and percentage of
                                                                               total number of votes cast
                                                                         --------------------------------------
                   Special Resolutions                                       For                 Against                Passing rate
------------------------------------------------------------------------------------------------------------------------------------
     (3)   upon completion of the A Share Issue and the
           listing of A Shares, to amend articles 16 and 19
           of the Articles in accordance with the specific
           circumstances regarding the issue, and to complete
           the relevant formalities such as for the
           registrations of amendments of registered capital
           and share registration with the Administration for
           Industry and Commerce;

     (4) to decide the respective monetary amount to be invested in different projects within the approved scope for use of proceeds;

     (5) to deal with the preparation work in relation to the A Share Issue and the listing of A Shares, including without limitatito apply to the relevant regulatory authorities and stock exchanges; to sign, execute and implement underwriting agreement, listing agreement, sponsors agreement and all necessary documents on behalf of the Company; and to determine and pay all related fees and expenses in connection with the A Share Issue;

     (6) to undertake or deal with all other necessary actions or matters in connection with the A Share
           Issue and the listing of the A Shares;



                                                                         Number of votes cast and percentage of
                                                                               total number of votes cast
                                                                         --------------------------------------
                   Special Resolutions                                       For                 Against                Passing rate
------------------------------------------------------------------------------------------------------------------------------------
     (7)   the Board proposes to the Shareholders' meeting to
           approve the formation of a special Board committee
           comprising Mr. Jiang Jiemin (Director), Mr. Zhou
           Jiping (Director)and Mr Gong Huazhang (Director).
           Subject to the obtaining of the authorization as
           mentioned above, the Board be and is hereby
           authorized to further delegate its power as
           mentioned above to this special Board committee
           for implementation. The authorization shall be
           implemented by endorsement of any two of the
           members of the special Board committee. This
           special Board committee shall be formed from the
           date this resolution is approved at the
           Shareholders' meetingand will be dissolved on the
           listing date of the A Shares on the domestic stock
           exchange in connection with the A Share Issue; and

     (8) this authorization resolution shallbe effective for a period of 12 months from the date of the passing of this resolution."


At the date of the EGM:

(1) The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the Special Resolutions set out in 1 and 2 above at the EGM: 179,020,977,818 Shares comprising 157,922,077,818 Domestic Shares and 21,098,900,000 H Shares.

(2) Shareholders or proxies representing 178,861,193,857 Shares with voting rights, representing approximately 99.91% of the total issued share capital of the Company attended the EGM.

(3) There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4) Hong Kong Registrars Limited, the Hong Kong share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

                                                     By the order of the Board
                                                     PETROCHINA COMPANY LIMITED
                                                             Li Huaiqi
                                                       Secretary to the Board

Beijing, the PRC
10 August 2007


As at the date of this announcement, the Board of Directors comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe` as independent non-executive Directors.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PetroChina Company Limited



Dated: August 14, 2007                      By:     /s/ Li Huaiqi
                                                    -----------------
                                            Name:   Li Huaiqi
                                            Title:  Secretary to the Board